UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ISCO INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

464268101

(CUSIP Number)

December 31, 2003

(Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]        Rule 13d-1(b)

    [   ] Rule 13d-1(c)

    [   ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902 788 188

        1. Names of Reporting Persons

        IRS Identification Nos. of above persons (entities only)

        UMB Financial Corporation 43-0903811

        2.     Check the Appropriate Box if a Member of a Group
                 (a) [ ]
                 (b) [ ]

        3. SEC Use Only

        4. Citizenship of Place of Organization

                Missouri

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5.       Sole Voting Power -0-

                6.        Shared Voting Power -0-

                7.        Sole Dispositive Power -0-

                8.        Shared Dispositive Power -0-

        9.     Aggregate Amount Beneficially Owned by Each Reporting Person

None, except through its indirect, wholly-owned subsidiary, UMB Bank, n.a. as fiduciary for its respective customers, and UMB Bank’s wholly-owned subsidiary, Scout Investment Advisors, Inc. as manager for the UMB Scout Small Cap Fund

        10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

                N/A

        11.    Percent of Class Represented by Amount in Row (9) -0-

        12.     Type of Reporting Person (See Instructions)

                HC

CUSIP No. 902 788 188

        1. Names of Reporting Persons

        IRS Identification Nos. of above persons (entities only)

        UMB Bank n.a. 44-0194180

        2.     Check the Appropriate Box if a Member of a Group
                 (a) [ ]
                (b) [ ]

        3. SEC Use Only

        4. Citizenship of Place of Organization

                United States

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5.       Sole Voting Power 358,235

                6.        Shared Voting Power -0-

                7.        Sole Dispositive Power 313,300

                8.        Shared Dispositive Power 47,450

        9.     Aggregate Amount Beneficially Owned by Each Reporting Person

                361,235

        10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

        11.    Percent of Class Represented by Amount in Row (9) 6.30%

        12.     Type of Reporting Person (See Instructions)

                BK

CUSIP No. 902 788 188

        1. Names of Reporting Persons

        IRS Identification Nos. of above persons (entities only)

        Scout Investment Advisors, Inc. 43-1925734

        2.        Check the Appropriate Box if a Member of a Group
                (a) [ ]
                (b) [ ]

        3. SEC Use Only

        4. Citizenship of Place of Organization

                Missouri

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5.       Sole Voting Power 143,000

                6.        Shared Voting Power -0-

                7.        Sole Dispositive Power 143,000

                8.        Shared Dispositive Power -0-

        9.        Aggregate Amount Beneficially Owned by Each Reporting Person

                143,000

        10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

        11.    Percent of Class Represented by Amount in Row (9) 2.49%

        12.     Type of Reporting Person (See Instructions)

                IA

Item 1.

        (a) Name of Issuer

                Isco, Inc.

        (b) Address of Issuer’s Principal Executive Offices

                4700 Superior Street
                Lincoln, NE 68504

Item 2.

        (a) Name of Person Filing

This filing is made on behalf of UMB Financial Corporation (“UMBF”), UMBF’s direct, wholly-owned subsidiary, UMB Bank, n.a. (“UMB”), and UMB’s wholly-owned subsidiary Scout Investment Advisors, Inc. (“Scout”) as manager of the UMB Scout Small Cap Fund.

        (b) Address of Principal Offices

                The principal offices for UMBF, UMB and Scout are located at 1010 Grand Boulevard, Kansas City,                  Missouri 64106

        (c) Citizenship

UMBF and Scout are organized under the laws of the State of Missouri. UMB is organized and exists under the laws of the United States of America.

        (d) Title of Class of Securities

                 Common Stock

        (e) CUSIP Number

                 464268101

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 5 of the Act (15 U.S.C. 78o).

(b)	[X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X] Investment Adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	[] An employee benefit plan or endowment fund in accordance with section 240.13d-1(ii)(F);

(g)	[X] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U>S.C. 80a-3);

(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned

UMB has beneficial ownership of 361,235 shares which it holds in its capacity as a fiduciary for respective customers. Scout has beneficial ownership of 143,000 held in the UMB Scout Small Cap Fund. UMBF has indirect beneficial ownership of the same shares through UMB and Scout.

(b)    Percentage of Class

UMB has beneficial ownership of 6.30% of the outstanding common stock as a fiduciary. Scout has beneficial ownership of 2.49% of the outstanding common stock. UMBF has no direct beneficial ownership of shares

(c)     Number of Shares as to which the person has:

        (i)     Sole Power to vote or direct the vote:

UMB has sole power to vote 358,235 shares. Scout has the power to vote 143,000 shares under an investment advisory agreement with the UMB Scout Small Cap Fund. UMBF does not have the power to vote any shares.

        (ii)     Shared power to vote or to direct the vote:

                         UMBF, Scout and UMB do not have the shared power to vote any shares.

        (iii)        Sole Power to dispose or direct the disposition:

UMB has the sole power to direct the disposition of 313,300 shares. Scout has the sole power to direct the disposition of 143,000 shares under an investment advisory agreement with the UMB Scout Small Cap Fund. UMBF does not have the sole power to dispose or direct the disposition of any shares.

        (iii)     Shared power to dispose or direct the disposition:

UMB has the shared power to direct the disposition of 47,450 shares. UMBF and Scout do not have the shared power to dispose or direct the disposition of any shares.

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable

Item 6. Ownership of more than Five Percent on Behalf of Another Person

        Not Applicable

Item 7. Identification and Classification of the subsidiary Which Acquired the Security being Reported on By the Parent Holding

      Company

UMB Bank, n.a. is a wholly owned subsidiary of UMBF and is a Bank (BK). Scout is a wholly owned subsidiary of UMB and is an investment advisor (IA).

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UMB Financial Corporation
Dated: February 13, 2004                                                  By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
Executive Vice President

UMB Bank, n.a.
Dated: February 13, 2004                                                  By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
Executive Vice President

Scout Investment Advisors, Inc.
Dated: February 13, 2004                                                    By:/s/ James L. Moffett
James L. Moffett
Chairman and Chief Investment Officer

EXHIBIT A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock Isco Inc., and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 2004.

UMB Bank, n.a.

Dated:February 13, 2004                                                  By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
Executive Vice President and
Corporate Secretary
UMB Bank, n.a.

UMB Financial Corporation

Dated:February 13, 2004                                                  By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
Executive Vice President and
Corporate Secretary
UMB Financial Corporation

Scout Investment Advisors, Inc.

Dated:February 13, 2004                                                   By:/s/ James L. Moffett
James L. Moffett
Chairman and Chief Investment Officer